Invictus Announces Spinout of Poda to Access International and U.S. Markets

VANCOUVER, Aug. 21, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) today announced the proposed spinout of its wholly-owned subsidiary, Poda Technologies Ltd. ("Poda"), by way of plan of arrangement (the "Arrangement"), in a bid to create a stand-alone entity to conduct business in the U.S. and internationally, outside of the TSXV.

Poda is a zero-cleaning vaporizer system, harnessing innovative technology that can be paired with almost any vaporizable substance including cannabis, tobacco, e-liquids, concentrates, coffee and more. Other pod-based vaporizers on the market today still require cleaning and produce significant waste. Poda vaporizers use patent-pending zero clean technology and offer biodegradable pods. Most importantly, Poda vaporizers will provide consumers with consistent performance.

As part of the Arrangement, each common share of the Company held by an Invictus Shareholder will be exchanged for one new common share of the Company and one Poda common share. Immediately after the Arrangement, the Invictus Shareholders shall be the shareholders of Poda. Each Invictus stock option will be exchanged for one new stock option of the Company and one Poda stock option. Each Invictus warrant will be exchanged for one new warrant of the Company and one Poda warrant. The Arrangement will be affected under the terms and conditions of an arrangement agreement to be entered into between Invictus and Poda (the "Arrangement Agreement").

The Company has obtained an independent comprehensive valuation report and fairness opinion (the "Report") on the Arrangement. The Report concludes that the terms of the Arrangement are fair, from a financial point of view, to the Invictus Shareholders. The fair market value of Poda, as at June 30, 2018, was determined to be approximately $1,915,000.

Following completion of the Arrangement, Poda will use its commercially reasonable efforts to apply for and obtain a listing of the Poda common shares on the Canadian Securities Exchange (the "CSE") or other Canadian stock exchange or quotation system. Management of the Company and Poda will remain the same following completion of the Arrangement.

Subject to execution of the Arrangement Agreement, and receipt of requisite corporate, regulatory and court approval, the record date for the exchange and distribution of the common shares of Poda (the "Record Date") is anticipated to be on or about September 2018.

All Invictus shareholders, of record as of the Record Date, will be issued a notice from Invictus' transfer agent, Computershare, with instructions on how to obtain the shares they are entitled to under the Arrangement.

Completion of the Arrangement is contingent on completion of closing conditions associated with the Arrangement, such as requisite corporate, regulatory and court approvals.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(604) 537-8676

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, wholesale, international, Licensed Producer to Licensed Producer and retail.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer, and global branding agency Authentic Brands Group. Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by the end of 2018 and 1 million by end of 2019. The Company will earmark 50 per cent of production to the medical and recreational markets, respectively. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medial, recreational, international and retail. For more information visit www.invictus-md.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the timing and completion of the Arrangement, the timing of the launch of the Poda vaporizers, and the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company will be successful in completing the Arrangement and obtaining the requisite shareholder, regulatory and court approvals of the Arrangement, Poda will be successful in launching its vaporizers this fall, that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not obtain the requisite approvals to complete the Arrangement in the timing anticipated by management or at all, Poda will be unsuccessful in launching its vaporizers this fall, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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%SEDAR: 00035787E
CO: Invictus
MD Strategies
CNW 08:37e 21-AUG-18